EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	6/30/04
Earnings:
Net Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$187,718	$189,567	$182,278	$275,941	$217,547	$118,585
Plus Federal Income Taxes	83,508	80,797	172,722	30,102	90,868	59,121
Plus State Income Taxes	--	3,532	14,849	3,616	118	(3,781)
Plus Provision for Deferred Income Taxes	19,938	16,263	(72,568)	113,655	19,393	(5,658)
Plus Deferred Investment Tax Credits	(5,207)	(5,207)	(5,207)	(5,207)	(5,207)	(5,207)
Plus Fixed Charges	118,911	132,785	125,194	132,236	136,143	134,739

Total Earnings	$404,868	$417,737	$417,268	$550,343	$458,862	$297,799

Fixed Charges:
Interest on Long-term Debt	$87,413	$96,212	$86,980	$99,839	$122,866	$127,103
Interest on Short-term Debt	19,498	22,830	25,023	19,442	5,877	5,686
Distributions on Trust Preferred Securities	12,000	11,940	11,208	10,560	5,264	(186)
Estimated Interest Element in Lease Rentals	--	1,803	1,983	2,395	2,136	2,136

Fixed Charges	$118,911	$132,785	$125,194	$132,236	$136,143	$134,739

Ratio of Earnings to Fixed Charges	3.40	3.14	3.33	4.16	3.37	2.21

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no effect on the ratio.

* Certain amounts have been reclassified between Distributions on Trust Preferred Securities and Interest on Long-term Debt due to the implementation of FIN 46R "Consolidation of Variable Interest Entities" effective March 31, 2004, on a prospective basis. This reclassification had no effect on this ratio.